WWA GROUP, INC.
2465 WEST 12TH STREET, SUITE 2
TEMPE ARIZONA 85281

December 30, 2005

James Webster
Mail Stop 4561
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549

Via Facsimile (202) 772-9209

Re: WWA Group, Inc.
Form 10-KSB for the year ended December 31, 2004
Filed April 15, 2005
File No. 0-26927

Dear Mr. Webster:

Thank you for your comments dated September 1, 2005 related to our disclosure for WWA Group, Inc. (“Company”) on Form 10-KSB for the year ended December 31, 2004, filed on April 15, 2005.

Please direct copies of all responses and any additional comments to the following address and fax number:

Robert Wilkinson,Esq.
60 East South Temple Street
Suite 1270
Salt Lake City
Utah 84111

Telephone: (801) 533-9645
Facsimile: (801) 220-0625

The following are our detailed responses to your comments.

Form 10-KSB

General

1.

We note the statement on page 11 of your Form 10-KSB that you “estimate that as much as 40% of the equipment sold at the Dubai auctions in 2004 was destined for Iran.” Please discuss for us whether, and the extent to which, you have actual knowledge of equipment sold at your Dubai auction being delivered into Iran, including the facts that lead you to conclude that up to 40% of the equipment sold at that auction in 2004 went into Iran. Describe the type and value of the equipment delivered into Iran; the identity of the purchasers, including whether, to your knowledge, they are agencies of, or controlled by, the government of Iran; and your relationship to the purchasers. Please provide the same type of information regarding sales into Iran through any of your other auctions, and sales through any of your auctions into other countries identified by the U.S. State Department as state sponsors of terrorism.

Response:

We have no actual knowledge that equipment sold at our Dubai auctions is being delivered into Iran. Rather, we estimated the percentage of equipment sold at our auctions in our annual report based primarily on numerous discussions we have had with local dealers in the second hand equipment market. We also have access to country by country market study information which we cited in the industry discussion segment our Form 10-KSB for the period ended December 31, 2004. Based on these sources, we estimated our own figures using the respective populations of countries in the region, each country’s Gross Domestic Product, infrastructure and private construction spending, as reported by various media sources on a country by country basis, and industry publications.

We do not assist buyers with the shipping and transport of equipment from our site. We sell on site to the public. Buyers are responsible for the removal of all items purchased. We are not provided with documentation from our buyers that would indicate the final destination of any equipment after such equipment leaves our yard nor are buyers required to provide such documentation. The procedure is the same in all of our auction yards. Further, the Dubai port authority does not provide information related to the final destination of equipment shipped from Dubai.

We have had only 33 total registered bidders that were Iranian companies or individuals with addresses in Iran since our inception in 2001. A list of these participants is attached hereto for your review. We do not believe that any of our buyers are agents for the Government of Iran.

We sell all types of construction, transport, marine and industrial equipment at our auctions, strictly in compliance with our trade license issued by the United Arab Emirates government. We categorize all items for sale prior to an auction, and make detailed descriptive information, with photographs, available to the public on our web site. We also permit the public to view all equipment sold, with prices, at all of our previous auctions, on our web site. We typically use up to 60 categories, including “miscellaneous.”

These general categories are:

|X|      Air Compressors                 |X|      Lifts - Forklifts

|X|      Asphalt - Miscellaneous         |X|      Lifts - Telescopic
                                                  Handlers
|X|      Attachments
                                         |X|      Miscellaneous
|X|      Automobiles
                                         |X|      Pressure Washers
|X|      Compaction - Plate Compactors
                                         |X|      Pumps
|X|      Concrete Pump Trucks
                                         |X|      Recreational Vehicles
|X|      Cranes - Hydraulic Truck
                                         |X|      Trucks
|X|      Crawler Tractors
                                         |X|      Trucks - Cargo
|X|      Engines
                                         |X|      Trucks - Crawler Dump
|X|      Excavators - Hydraulic
                                         |X|      Trucks - Dump
|X|      Excavators - Mini Excavators
                                         |X|      Trucks - Self Loader
|X|      Generator Sets
                                         |X|      Trucks - Tanker
|X|      Hammers
                                         |X|      Trucks - Vacuum
|X|      Integrated Tool Carriers
                                         |X|      Welders

                                         |X|      Wheel Loaders

During 2004 we registered approximately 2,500 buyers (both individuals and entities), from over 30 countries, at 5 live auctions and 2 on-line auctions in Dubai. We registered a similar numbers of buyers in 2004 at our other auction sites. We keep accurate records of the identities of all buyers including contact information, which is available for our auditors’ review and any relevant government agencies in request.

We do not ask questions about the origins of individuals or companies registered to buy at our auctions, nor do we inquire of them as to what they plan to do with any equipment purchased.

2.

With a view to disclosure, please describe any U.S. licensing or other regulatory requirements applicable to your operations with respect to sales you know or believe are destined for Iran or any other country that is identified by the U.S. State Department as a state sponsor of terrorism. Your answer should include any licensing or other regulatory requirements applicable to your operations in any such country that is also subject to sanctions administered by the Treasury Department’s Office of Foreign Assets Control. Please include in your description any approvals, discussions or correspondence with OFAC or other U.S. agencies regulating sales into countries that are U.S. State Department-identified state sponsors of terrorism.

Response:

We are not aware of any U.S. licensing or other regulatory requirements, including those of the Treasury Department’s Office of Foreign Assets Control that are applicable to our operations. As stated in our response to Comment No. 1, we do not know the ultimate destination of the items sold at our auctions. Nonetheless, in response to this comment, we are currently devoting substantial time to research this issue in respect to belief rather than actual knowledge. Should we determine that indeed our operations are subject to U.S licensing or other regulatory requirements, we will provide such information in future disclosures.

We have never had any communications, discussions, or correspondence with OFAC or any other U.S. agencies regulating sales into countries that are U.S. State Department – identified state sponsors of terrorism. We do not conduct sales in Iran and have no documentation to support the final destination of any of the equipment that is purchased at our auctions in Dubai or elsewhere as being Iran.

3.

We note the equipment sales that you believe were destined for Iran and the fact that Iran is subject to OFAC-administered economic sanctions and is identified as a state sponsor of terrorism by the U.S. State Department. With a view to disclosure, please describe for us the nature and extent of your current and previous operations in, or direct or indirect contacts with, Iran, including through distributors, consignors and auction participants. If you believe that equipment sold was destined for State Department-identified state sponsors of terrorism other than Iran, please supplement your response with a similar discussion with respect to any other such countries. In your response, please address the materiality of any such operations, contacts or arrangements and your view as to whether they constitute a material investment risk for your security holders.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

Response:

We have never operated in Iran or any other country identified by the U.S. State Department as a state sponsor of terrorism, nor have we ever had any direct or indirect relationships with consignors, buyers, brokers or distributors for the purpose of selling equipment into Iran, or any country considered a state sponsor of terrorism. As discussed above, our auctions are open to the public, and we do not control, nor are we specifically aware of what happens to the equipment after it is removed from our yard. Brokerage and distributor relationships with buyers are virtually impossible to establish in a business where prices are determined at public auction.

In future filings, we will supplement our disclosure to address the potential impact on our business from any estimated concentration. Specifically, we will disclose that the loss of business from purchasers that we believe may be shipping equipment to Iran, could materially impact our revenues. However, we do not believe that any sales currently originating in Dubai that might ultimately end up in Iran constitute a material risk for our security holders or have any potential impact on our corporate activities, reputation or share value.

4.

Please describe for us whether any of the transportation or industrial equipment sold through your auctions have a military purpose or, to the best of your knowledge, understanding and belief, can be put to military use.

Response:

While it is possible that many types of basic transport and construction equipment can be put to use by a military organization, we do not believe that any of the equipment being purchased at any of our auctions is destined for military purposes anywhere. Further it is against U.A.E. law to sell military specific equipment without a license. Any such sales under license are subject to strict regulation. We are not in possession of the requisite license.

Organization and Significant Accounting Policies, page F-8

5.

Please tell us why realized and unrealized foreign exchange differences arising on translation are recognized in the income statement. If you have determined that the functional currency of your entity is the United Arab Emirates Dirham and your reporting currency is the U.S. Dollar, you would translate your financial statements into U.S. Dollar and translation adjustments are not included in the determination of net income but are reported separately and accumulated in a separate component of equity. For reference see SFAS 52.

Response:

We have reviewed the definition of functional currency in SFAS 52 and determined that only the U.S. Dollar serves as the Company’s functional currency. Under SFAS 52 functional currency is defined as “the currency of the primary economic environment in which the entity operates; normally, that is, the currency of the environment in which an entity primarily generates and expends cash.” All of our live and Internet auction sales are conducted in U.S. Dollars, and we collect all funds and pay all expenses, consignors and purchases in U.S. Dollars. In some cases we collect funds and make outgoing payments in the equivalent in United Arab Emirates Dirham. The United Arab Emirates Dirham is pegged to the U.S. Dollar, but in the case of mild fluctuations we use the actual exchange rate. Therefore, the U.S. Dollar is the currency of our business, and our financial statements are presented in U.S. Dollars.

We have properly accounted for our Foreign Exchange transactions in accordance with SFAS 52 by reporting translation adjustments in the income statement. In the Form 10-KSB to be filed for the period ended December 31, 2005 we will present the notes to our financial statements in a manner that will clearly address this issue. For all of the periods presented, the Company did not have any foreign currency translation adjustments and therefore nothing was presented as a component of comprehensive income in the Consolidated Statement of Stockholders’ Equity. The expected wording for the pertinent note in the 2005 financial statements will be as follows:

“Foreign Exchange

The Company’s reporting currency is the United States Dollar. The Company’s functional currency is also the U.S. Dollar. Transactions denominated in foreign currencies are translated into USD and recorded at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into USD at the foreign exchange rates ruling at the balance sheet date. Cumulative translation adjustments are recorded to stockholders’ equity as a component of accumulated other comprehensive income. Gains and losses on foreign currency transactions are included in the determination of net income as incurred.”

In connection with the Company’s response to these comments, we confirm the following:

o        The Company is responsible for the adequacy and accuracy in its filings;

o	Staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-KSB for the year ended December 31, 2004, please contact us.

Sincerely,

/s/ Digamber Naswa

Digamber Naswa

Chief Financial Officer

WWA Group, Inc.

Enclosure

                                                                                                                             Co.    City
   Salesprice      Bid No     Auction date            Company          Last name        Address        City      Country    code    code          Phone              Email or Mobile #
                                                                                     Ghezelbash,
                                                Markazi Crane and                      Garage Gol,
       $49,000.00     160  March 19-20, 2001    Flatbed Trailer      Raee            8th Km         Tehran      Iran        98     21       5249222             UAE Mob: 050-6541340
                                                Sadid Industrial                     No. 14 2nd
      $281,000.00     389  March 19-20, 2001    Group                Barakat         Street         Tehran      Iran
                                                                                     No. 66
       $29,000.00      18  Oct. 9-11, 2001      Part Loader Co.      Adibpour        A.S.P. Tower   Tehran      Iran        98     21       8054451/3           partloader@zarreh.net
                                                                                     22 South
                                                GMQ Co. Plant and                      Kheradmand
       $21,200.00     192  Oct. 9-11, 2001      Equipment            Khalili         St.            Tehran      Iran        98     21       8823100             amirkhalili@yahoo.com
                                                Mari Trelli
        $2,000.00     399  Oct. 9-11, 2001      Karshkan             Mari                                       Iran        98              761555330           Mob: +989117614325
                                                                                     No. 66
        $1,050.00     398  March 4 - 7, 2002    Part Loader Co.      Adibpour        A.S.P. Tower   Tehran      Iran        98     21       8054451/3           partloader@zarreh.net
                                                                                     22 South
                                                GMQ Co. Plant and                      Kheradmand
        $1,800.00     402  March 4 - 7, 2002    Equipment            Khalili         St.            Tehran      Iran        98     21       8823100             amirkhalili@yahoo.com
                                                                                     No. 66
       $64,500.00     405  March 4 - 7, 2002    Part Loader Co.      Adibpour        A.S.P. Tower   Tehran      Iran        98     21       8054451/3           partloader@zarreh.net
                                                                                     22 South
                                                GMQ Co. Plant and                      Kheradmand
      $182,000.00     424  March 4 - 7, 2002    Equipment            Khalili         St.            Tehran      Iran        98     21       8823100             amirkhalili@yahoo.com
                                                Nouri Heavy
        $1,000.00     475  March 4 - 7, 2002    Machinery            Nouri                          Tehran      Iran        98     21       8007511             nhm@accir.com
                                                                                     22 South
                                                GMQ Co. Plant and                      Kheradmand
       $16,350.00     292  May 21-23, 2002      Equipment            Khalili         St.            Tehran      Iran        98     21       8823100             amirkhalili@yahoo.com
                                                                                     Ghezelbash,
                                                Markazi Crane and                      Garage Gol,
       $19,000.00     453  May 21-23, 2002      Flatbed Trailer      Raee            8th Km         Tehran      Iran        98     21       5249222             UAE Mob: 050-6541340
                                                                                     #17 north
                                                                                     Sohrevardy
                                                                                     St. Dr.
       $41,000.00     533  May 21-23, 2002      Dehghan Dasht Co.    Dehghni         Ghandy         Tehran      Iran        98     21       8762330             Mob: +989112311655
                                                                                     No. 21
                                                                                     Kar-o-Tejarat
                                                Tosee Omran Arg                      St., Vanak
       $26,900.00     152  September 7, 2002    (T.O.A)              Ziai            Ave.           Tehran      Iran        98     21       8796099/8972293
                                                                                     No. 66
      $269,625.00     148  October 8-10, 2002   Part Loader Co.      Adibpour        A.S.P. Tower   Tehran      Iran        98     21       8054451/3           partloader@zarreh.net
       $34,700.00     395  October 8-10, 2002   Marei Crane          Marei                                      Iran        987    61       555330              marei_crane@yahoo.com
                                                                                     22 South
                           December 17-19,      GMQ Co. Plant and                      Kheradmand
      $347,000.00     268  2002                 Equipment            Khalili         St.            Tehran      Iran        98     21       8823100             amirkhalili@yahoo.com
                           December 17-19,                                           P.O. Box
      $256,700.00     272  2002                                      Tabatabaie      16315-919      Tehran      Iran        98     21       8750190/8750193     d_i@safineh.net
                                                                                     No. 66
      $187,900.00     172  April 8-10, 2003     Part Loader Co.      Adibpour        A.S.P. Tower   Tehran      Iran        98     21       8054451/3           partloader@zarreh.net
                                                                                     22 South
                                                GMQ Co. Plant and                      Kheradmand
       $81,500.00     293  April 8-10, 2003     Equipment            Khalili         St.            Tehran      Iran        98     21       8823100             amirkhalili@yahoo.com
                                                Design and             Tabatabaie      P.O. Box
      $122,000.00     443  April 8-10, 2003     Inspection Co Ltd    Sameni          16315 - 919    Tehran      Iran        98     21       8750190/8750193     d_i@safineh.net
                                                                                     22 South
                                                GMQ Co. Plant and                      Kheradmand
      $111,500.00     571  June 1-3, 2003       Equipment            Khalili         St.            Tehran      Iran        98     21       8823100             amirkhalili@yahoo.com
                                                                                     No. 66
      $361,700.00     175  July 27-28, 2003     Part Loader Co.      Adibpour        A.S.P. Tower   Tehran      Iran        98     21       8054451/3           partloader@zarreh.net
                                                                                     22 South
                                                GMQ Co. Plant and                      Kheradmand
       $81,900.00     331  July 27-28, 2003     Equipment            Khalili         St.            Tehran      Iran        98     21       8823100             amirkhalili@yahoo.com
                                                                                     P.O. Box
       $48,000.00     368  July 27-28, 2003                          Tabatabaie      16315-919      Tehran      Iran        98     21       8750190/8750193     d_i@safineh.net
                                                                                     No. 66
        $9,000.00     175  July 28, 2003        Part Loader Co.      Adibpour        A.S.P. Tower   Tehran      Iran        98     21       8054451/3           partloader@zarreh.net
                                                                                     No. 29, A.
        $9,300.00     124  October 11-13, 2003  Amir Nafisi          Nafisi          Motahari St.   Tehran      Iran        98     21       8428886             avabsanat@yahoo.com
                                                                                     22 South
                                                GMQ Co. Plant and                      Kheradmand
       $29,000.00     240  October 11-13, 2003  Equipment            Khalili         St.            Tehran      Iran        98     21       8823100             amirkhalili@yahoo.com
                                                                                     P.O. Box
      $234,400.00     255  October 11-13, 2003  Segal Azar           Poursharifi     51745-167      Tabriz      Iran        98     411      5537135             poursharifi@segalazar.com
                                                                                     P.O. Box
      $297,500.00     410  October 11-13, 2003                       Tabatabaie      16315-919      Tehran      Iran        98     21       8750190/8750193     d_i@safineh.net
                                                                                     P.O. Box
       $39,500.00     483  October 11-13, 2003                       Tabatabaie      16315-919      Tehran      Iran        98     21       8750190/8750193     d_i@safineh.net
                                                Edalat Crane Co.                     Ghalis Houei
      $191,000.00     510  October 11-13, 2003  Ltd.                 Nastaeen        Cross Road     Shiraz      Iran        98     71       8201661
                                                                                     22 South
                           December 13-15,      GMQ Co. Plant and                      Kheradmand
       $24,950.00     126  2003                 Equipment            Khalili         St.            Tehran      Iran        98     21       8823100             amirkhalili@yahoo.com
                           December 13-15,      Fanavary Novin                       No. 10, 18th
       $97,750.00     134  2003                 Niroo                Kavianpour      St.            Tehran      Iran        98     21       2365985             fanavary@dpimail.net
                                                                                     Ghezelbash,
                           December 13-15,      Markazi Crane and                      Garage Gol,
       $78,100.00     248  2003                 Flatbed Trailer      Raee            8th Km         Tehran      Iran        98     21       5249222             UAE Mob: 050-6541340
                                                                                     No. 3
                           December 13-15,      Davoud Ghadimi                       Mahdieh
       $42,000.00     273  2003                 Sarand                               Bldg.,         Tabriz      Iran        98     411      3345532             Mob: 971504988725
                           December 13-15,
       $43,000.00     325  2003                 Mohammad Manzi       Manzi           Espahan St     Manucheri   Iran        98     311      2222563
                                                                                     22 South
                                                GMQ Co. Plant and                      Kheradmand
      $117,000.00     126  December 14, 2003    Equipment            Khalili         St.            Tehran      Iran        98     21       8823100             amirkhalili@yahoo.com
                                                                                     22 South
                                                GMQ Co. Plant and                      Kheradmand
      $125,500.00     149  March 13-15, 2004    Equipment            Khalili         St.            Tehran      Iran        98     21       8823100             amirkhalili@yahoo.com
                                                                                     Saadat Abad
                                                                                     Area Sarve
       $41,000.00     469  March 13-15, 2004                         Hossein         Square         Tehran      Iran        98     21       2376725
                                                Jondi Shapour                        No. 11 Floor
        $5,000.00     475  March 13-15, 2004    Industrial Co.       Roodani         5              Shiraz      Iran        98     711      2297968
                                                                                     No. 66
      $320,000.00     507  March 13-15, 2004    Part Loader Co.      Adibpour        A.S.P. Tower   Tehran      Iran        98     21       8054451/3           partloader@zarreh.net
                                                                                     Ayatollah
       $62,500.00     170  June 8-10, 2004                           Mahmoudi        Kashani St.    Tehran      Iran        98     21       5245138             Dubai Mob: 971 50 6959092
                                                Hamid Samzadeh       Samzade         P.O. Box
      $105,000.00     181  June 8-10, 2004      Exhibition           Kermani         3318736331     Tehran      Iran        98     21       5240000             UAE Mob: 971 50 3402377
                                                                                     Ghezelbash,
                                                Markazi Crane and                      Garage Gol,
       $47,200.00     252  June 8-10, 2004      Flatbed Trailer      Raee            8th Km         Tehran      Iran        98     21       5249222             UAE Mob: 050-6541340
                                                Design and             Tabatabaie      P.O. Box
      $372,850.00     368  June 8-10, 2004      Inspection Co Ltd    Sameni          16315 - 919    Tehran      Iran        98     21       8750190/8750193     d_i@safineh.net
                                                Design and             Tabatabaie      P.O. Box
       $45,300.00     368  June 9, 2004         Inspection Co Ltd    Sameni          16315 - 919    Tehran      Iran        98     21       8750190/8750193     d_i@safineh.net
                           September 21-25,     Hamid Samzadeh       Samzade         P.O. Box
       $45,600.00     181  2004                 Exhibition           Kermani         3318736331     Tehran      Iran        98     21       5240000             UAE Mob: 971 50 3402377
                                                                                     7 2nd
                           September 21-25,                                          Street,
       $23,500.00     189  2004                                      Ebrahimabady    Laleh Village  Tehran      Iran        98     21       2491339             UAE mob.: 050-8873913
                                                                                     Ghezelbash,
                           September 21-25,     Markazi Crane and                      Garage Gol,
      $221,200.00     344  2004                 Flatbed Trailer      Raee            8th Km         Tehran      Iran        98     21       5249222             UAE Mob: 050-6541340
                           September 21-25,                                          P.O. Box
        $8,500.00     350  2004                                      Tabatabaie      16315-919      Tehran      Iran        98     21       8750190/8750193     d_i@safineh.net
                                                                                     22 South
                           September 21-25,     GMQ Co. Plant and                      Kheradmand
      $166,000.00     355  2004                 Equipment            Khalili         St.            Tehran      Iran        98     21       8823100             amirkhalili@yahoo.com
                           September 21-25,                                          No. 66
       $42,000.00     371  2004                 Part Loader Co.      Adibpour        A.S.P. Tower   Tehran      Iran        98     21       8054451/3           partloader@zarreh.net
                           September 21-25,                                          Sareh Tehran
       $45,000.00     545  2004                                      Baratali        St             Tehran      Iran        98     255      4222712             booboo6651@yahoo.com
                                                                                     7 2nd
                                                                                     Street,
      $102,600.00     213  December 7-9, 2004                        Ebrahimabady    Laleh Village  Tehran      Iran        98     21       2491339             UAE mob.: 050-8873913
                                                Design and             Tabatabaie      P.O. Box
       $98,000.00     244  December 7-9, 2004   Inspection Co Ltd    Sameni          16315 - 919    Tehran      Iran        98     21       8750190/8750193     d_i@safineh.net
                                                                                     No. 66
      $102,000.00     385  December 7-9, 2004   Part Loader Co.      Adibpour        A.S.P. Tower   Tehran      Iran        98     21       8054451/3           partloader@zarreh.net
                                                                                     P.O. Box       Tehran
       $18,800.00     185  February 5-7, 2005   Steel Rizan Foundry  Fahimi          14155-5587     Iran        Iran        98     21       6432019             info@steelrizan.com
                                                                                     No. 19,
                                                Mahyas Ghaeem                        Salafchegan
       $82,500.00     213  February 5-7, 2005   Trading Co.                          Free Zone      Salafchegan Iran        98     252      3663062
                                                                                     7 2nd
                                                                                     Street,
       $68,200.00     131  April 19-21, 2005                         Ebrahimabady    Laleh Village  Tehran      Iran        98     21       2491339             UAE mob.: 050-8873913
       $20,700.00     384  April 19-21, 2005                         Siavoshani                     Tehran      Iran        98     21       3738155             UAE Mob: 050-7275767
                                                                                     Sareh Tehran
       $94,500.00     533  April 19-21, 2005                         Baratali        St             Tehran      Iran        98     255      4222712             booboo6651@yahoo.com
                                                Fanavary Novin                       No. 10, 18th
       $22,900.00     128  June 18-20, 2005     Niroo                Kavianpour      St.            Tehran      Iran        98     21       2365985             fanavary@dpimail.net
                                                                                     Bushehr
                                                Asan Transport                       Special        Bandar
       $63,200.00     214  June 18-20, 2005     Bushehr              Khalil          Economic Zone  Bushahr     Iran        98     771      2524894             asantb@swissinfo.org
                                                                     Bahrami
                                                                     Chahardah
        $7,500.00     342  June 18-20, 2005                          Cheriki                        Tehran      Iran        98                                  UAE Mob: 050-4959858
                                                                                     No. 10, 22nd
      $156,000.00     384  June 18-20, 2005                          Delavari        St.            Tehran      Iran        98
                                                Terras Persia                        No. 50 Emami
       $48,900.00     387  June 18-20, 2005     General              Delpak          Avenue         Tehran      Iran        98                                  delpakm@hotmail.com
                           September 10-12,                                          Sareh Tehran
      $255,500.00     333  2005                                      Baratali        St             Tehran      Iran        98     255      4222712             booboo6651@yahoo.com
                           September 10-12,                                          P.O. Box
       $63,000.00     366  2005                                      Miri            1736996677     Tehran      Iran        98     21       55255444-6          loaderysi@yahoo.com
                           September 10-12,     Maharan                              226 Vahid
       $17,400.00     376  2005                 Engineering Co.      Bazargan        Dastgerdi      Tehran      Iran        98     21       2222906             behzadbazargan@yahoo.com
                           September 10-12,                                          22 South
      $125,000.00     417  2005                                      Tajik           Kharadmand     Tehran      Iran        98     21       88843728
                           September 10-12,     Fanavary Novin                       No. 10, 18th
       $44,000.00     431  2005                 Niroo                Kavianpour      St.            Tehran      Iran        98     21       2365985             fanavary@dpimail.net
                                                                                     7 2nd
                                                                                     Street,
       $10,000.00     114  October 16, 2005                          Ebrahimabady    Laleh Village  Tehran      Iran        98     21       2491339             UAE mob.: 050-8873913
                                                Hamid Samzadeh       Samzade         P.O. Box
       $38,000.00     120  October 16, 2005     Exhibition           Kermani         3318736331     Tehran      Iran        98     21       5240000             UAE Mob: 971 50 3402377
                           December 13-15,      Hamid Samzadeh       Samzade         P.O. Box
       $76,000.00     124  2005                 Exhibition           Kermani         3318736331     Tehran      Iran        98     21       5240000             UAE Mob: 971 50 3402377
                                                                                     7 2nd
                           December 13-15,                                           Street,
       $29,400.00     213  2005                                      Ebrahimabady    Laleh Village  Tehran      Iran        98     21       2491339             UAE mob.: 050-8873913
                           December 13-15,
       $12,000.00     217  2005                                      Veiseh                         Tehran      Iran        98
                           December 13-15,                                           P.O. Box
       $40,500.00     313  2005                                      Miri            1736996677     Tehran      Iran        98     21       55255444-6          loaderysi@yahoo.com
                           December 13-15,                                           No. 66
       $37,000.00     356  2005                 Part Loader Co.      Adibpour        A.S.P. Tower   Tehran      Iran        98     21       8054451/3           partloader@zarreh.net
                           December 13-15,                                           22 South
       $61,500.00     384  2005                                      Tajik           Kharadmand     Tehran      Iran        98     21       88843728
                           December 13-15,                           Hashemi         No, 741 Old
       $87,750.00     393  2005                 Hashemi Company      Ashtiani        Road of Karaj  Tehran      Iran        98                                  majid_hashemi7@yahoo.com

    $7,309,825.00